UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Express Receivables Financing Corporation VIII LLC
File No. 333-185503 - CF#30313

American Express Issuance Trust II
File No. 333-185503-01 - CF#30313

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      American Express Receivables Financing Corporation VIII LLC and American Express Issuance Trust II submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K filed on November 1, 2013.

      Based on representations by American Express Receivables Financing Corporation VIII LLC and American Express Issuance Trust II that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through October 31, 2016

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Elizabeth M. Murphy
          Secretary